Execution Version

Amendment to Subadvisory Agreement

for GLOBAL PORTFOLIO OF THE PRUDENTIAL SERIES FUND

PGIM Investments LLC (formerly, Prudential Investments LLC) (the “Manager”) and T. Rowe Price Associates, Inc. (the “Subadviser”) hereby agree to amend the subadvisory agreement (including any amendments or supplements) listed below (collectively, the “Agreement”) by amending Schedule A to such Agreement (“Schedule A”). Schedule A addresses the level of subadvisory fees paid by the Manager to the Subadviser under the Agreement. Schedule A is hereby replaced in its entirety with the attached Amended Schedule A, effective as of March 1, 2020.

The Agreement affected by this Amendment consists of the following:

1.	Subadvisory Agreement, dated as of January 1, 2006, between Prudential Investments LLC, and the

Subadviser, pursuant to which the Subadviser has been retained to provide investment advisory services to the Global Portfolio of The Prudential Series Fund.

2.	Amendment to Subadvisory Agreement, dated as of January 1, 2019, between PGIM Investments LLC, and the Subadviser, to amend Schedule A.

IN WITNESS HEREOF, PGIM Investments LLC, and T. Rowe Price Associates, Inc. have duly executed this Amendment as of the effective date of this Amendment.

PGIM INVESTMENTS LLC

By: /s/ Timothy Cronin

Name: Timothy Cronin

Title: Senior Vice President

T. Rowe price associates, inc.

By: /s/ Terence Baptiste

Name: Terence Baptiste

Title: Vice President

Effective Date as Revised: March 1, 2020

SCHEDULE A

The Prudential Series Fund

Global Portfolio

As compensation for services provided by T. Rowe Price Associates, Inc. (“T. Rowe Price”), PGIM Investments LLC will pay T. Rowe Price an advisory fee on the net assets managed by T. Rowe Price* that is equal, on an annualized basis, to the following:

Portfolio	Subadvisory Fee**
Global Portfolio*

Portfolio daily net assets up to $100 million:
0.475% of average daily net assets to $50 million;
0.425% of average daily net assets over $50 million to $100 million

When Portfolio average daily net assets exceed $100 million:
0.375% of average daily net assets

When Portfolio average daily net assets exceed $200 million:
0.325% of average daily net assets

When Portfolio average daily net assets exceed $500 million:
0.30% on all assets up to $500 million;
0.275% of average daily net assets over $500 million

When Portfolio average daily net assets exceed $1 billion:
0.275% of average daily net assets

When Portfolio average daily net assets exceed $1.5 billion:
0.25% of average daily net assets

When Portfolio average daily net assets exceed $2 billion:
0.245% of average daily net assets

When Portfolio average daily net assets exceed $3 billion:
0.24% of average daily net assets

When Portfolio average daily net assets exceed $4 billion:
0.23% of average daily net assets

When Portfolio average daily net assets exceed $5.5 billion:
0.225% of average daily net assets

When Portfolio average daily net assets exceed $7.5 billion:
0.22% of average daily net assets

* For purposes of calculating the subadvisory fee, the assets of the Portfolio will be aggregated with the US Large-Cap Value Equity Strategy assets of all other Prudential entities (including the assets of certain insurance company’ separate accounts managed by T. Rowe Price for the Retirement business of Prudential and its affiliates) that are managed by T. Rowe Price.

** In the event T. Rowe Price invests Portfolio assets in other pooled investment vehicles it manages or subadvises, T. Rowe Price will waive its subadvisory fee for the Portfolio in an amount equal to the acquired fund fee paid to T. Rowe Price with respect to the Portfolio assets invested in such acquired fund. Notwithstanding the foregoing, the subadvisory fee waivers will not exceed 100% of the subadvisory fee.

Effective Date as Revised:  March 1, 2020